SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

AMERUS GROUP CO.

(Name of Applicant)

699 Walnut Street
Des Moines, Iowa 50309-3948

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) due March 6, 2032	Up to $185,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Joseph K. Haggerty, Esq.
AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600

(Address, including Zip Code and Telephone Number, including area code, of
Agent for Service)

With copies to:
Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1. General Information

     (a) AmerUs Group Co. (the “Company” or “AmerUs”) is a corporation.

     (b) The Company was organized under the laws of the State of Iowa.

2. Securities Act Exemption Applicable

     Upon the terms set forth in an offering circular dated November 16, 2004 (the “Offering Circular”), the Company is offering to exchange its $1,000 original principal amount of its Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) due March 6, 2032 (CUSIP Nos. 03072MAE8 and 03072MAF5) (the “New OCEANs”) and an exchange fee of $2.50 for each $1,000 original principal amount of its currently outstanding Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) due March 6, 2032 (CUSIP Nos. 03072MAC2 and 03072MAD0) (the “Existing OCEANs”) (the “Exchange Offer”). If the Exchange Offer is completed, the New OCEANs will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.

     As the New OCEANs are proposed to be offered for exchange by the Company with the holders of its Existing OCEANs (the “Holders”), exclusively and solely for outstanding Existing OCEANs of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New OCEANs have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Existing OCEANs. The Company will, however, pay the reasonable and customary legal, accounting, financial advisory and related fees and expenses, as well as fees for the engagement of BNY Midwest Trust Company as Exchange Agent for the Company and the engagement of Georgeson Shareholder as Information Agent for the Company. No Holder has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3. Affiliates

     The following is a list of affiliates of the Company as of the date of this application.

Name	State of Domicile	Owner	Percentage	Ownership Interest
Accountants Proprietory Financial ServiceNet, Inc.	Delaware	Bankers Life Insurance Company of New York	20%	Stockholder
ACM Properties, Inc.	Iowa	AmerUs Capital Management Group, Inc.	100%	Stockholder
AMAL Corporation	Illinois	AmerUs Life Insurance Company	33.59%	Stockholder
American Investors Life Insurance Company, Inc.	Kansas	AmerUs Annuity Group Co.	100%	Stockholder
American Investors Sales Group, Inc.	Kansas	AmerUs Annuity Group Co.	100%	Stockholder
American Vanguard Life Insurance Company	Iowa	AmerUs Life Insurance Company	100%	Stockholder
Ameritas Investment Corp	Nebraska	AMAL Corporation	100%	Stockholder
Ameritas Variable Life Insurance Company	Nebraska	AMAL Corporation	100%	Stockholder
AmerUs Annuity Group Co.	Kansas	AmerUs Group Co.	100%	Stockholder
AmerUs Capital Management Group, Inc.	Iowa	AmerUs Group Co.	100%	Stockholder
AmerUs Group Charitable Foundation	Iowa	AmerUs Group Co.	100%	Stockholder
AmerUs Home Lending, Inc.	Iowa	AmerUs Group Co.	100%	Stockholder
AmerUs Land Development, Inc.	Iowa	AmerUs Group Co.	100%	Stockholder
AmerUs Life Insurance Company	Iowa	AmerUs Group Co.	100%	Stockholder
AmerUs Management, Inc.	Iowa	ACM Properties, Inc.	100%	Stockholder
AmerUs Mortgage, Inc.	Iowa	AmerUs Group Co.	100%	Stockholder
AmVestors CBO I	Delaware	AmerUs Annuity Group Co.	100%	Stockholder
AmVestors CBO II, Inc.	Delaware	AmerUs Annuity Group Co.	100%	Stockholder
AmVestors Investment Group, Inc.	Kansas	AmerUs Annuity Group Co.	100%	Stockholder
API Investments, Inc.	Iowa	ACM Properties, Inc.	100%	Stockholder
Bankers Life Insurance Company of New York	New York	Indianapolis Life Insurance Company	100%	Stockholder
Centralife Annuity Services, Inc.	Arizona	AmerUs Life Insurance Company	100%	Stockholder
CMIC Building Corp.	Kansas	Creative Marketing International Corporation	100%	Stockholder
Community Bank Marketing, Inc.	Georgia	American Inverstors Sales Group, Inc.	100%	Stockholder
Creative Marketing International Corporation	Kansas	AmerUs Annuity Group Co.	100%	Stockholder
Family First Advanced Estate Planning	California	AmerUs Annuity Group Co.	100%	Stockholder
Family First Insurance Services	California	AmerUs Annuity Group Co.	100%	Stockholder
Financial Benefit Life Insurance Company	Kansas	Senior Benefit Services of Kansas, Inc.	100%	Stockholder
IL Securities, Inc.	Indiana	Indianapolis Life Insurance Company	100%	Stockholder
ILICO Holdings, Inc.	Indiana	AmerUs Group Co.	100%	Stockholder
Indianapolis Life Insurance Company	Indiana	ILICO Holdings, Inc.	100%	Stockholder
Insurance Agency Mktg Services, Inc.	Nebraska	AmerUs Annuity Group Co.	100%	Stockholder
Iowa Mortgage Corporation	Iowa	AmerUs Mortgage, Inc.	100%	Stockholder
KPI Investments, Inc.	Iowa	ACM Properties, Inc.	100%	Stockholder
Maxx Housing, Inc.	Iowa	ACM Properties, Inc.	100%	Stockholder
National Senior Benefit Services, Inc.	Texas	Senior Benefit Services of Kansas, Inc.	100%	Stockholder
Rosemont Retirement Communities, Inc.	Texas	ACM Properties, Inc.	60%	Stockholder
Senior Benefit Services of Kansas, Inc.	Kansas	AmerUs Annuity Group Co.	100%	Stockholder
Versatile Storage, Inc.	Iowa	ACM Properties, Inc.	100%	Stockholder
AIL Real Estate Investors I, L.L.C.	Iowa	American Investors Life Insurance Company	100%	Sole Member
AmerUs Credit Investments, L.L.C.	Iowa	AmerUs Life Insurance Company	100%	Sole Member
AmerUs Real Estate Investors I, L.L.C.	Iowa	AmerUs Life Insurance Company	100%	Sole Member
CED API-I Holdings, L.L.C.	Iowa	ACM Properties, Inc.	100%	Sole Member
CED API-II Holdings, L.L.C.	Iowa	ACM Properties, Inc.	100%	Sole Member
ILICO Real Estate Investors, L.L.C.	Iowa	Indianapolis Life Insurance Company	100%	Sole Member
ILICO Real Estate Investors II, L.L.C.	Iowa	Indianapolis Life Insurance Company	100%	Sole Member
ILICO Real Estate Investors III, L.L.C.	Iowa	Indianapolis Life Insurance Company	100%	Sole Member
Altoona Meadows III, L.C.	Iowa	ACM Properties, Inc.	70%	Member
B & F Historic Investors, L.L.C.	Missouri	Financial Benefit Life Insurance Company	99.99%	Member
Convert Co., LLC	Delaware	AmerUs Capital Management Group, Inc.	49%	Member
Douglas Avenue Investors, L.C.	Iowa	AmerUs Land Development, Inc.	50%	Member
Inflective Asset Management, LLC	Delaware	AmerUs Capital Management Group, Inc.	75%	Member
Inflective Convertible Opportunity Fund I, LP	Delaware	Inflective Portfolio Management I, LLC	0.01%	GP
Inflective Portfolio Management I, LLC	Delaware	Inflective Asset Management, LLC	100%	Sole Member
Kansas City Historic Investors, L.L.C.	Missouri	American Investors Life Insurance Company	9.90%	Member
Sixth Avenue Investors, L.C.	Iowa	AmerUs Management, Inc.	90%	Member
Southpointe Partners I, LLC	Nebraska	AmerUs Management, Inc.	70%	Member
Tenth and Cherry Associates, L.C.	Iowa	AM Guaranteed Affordable Housing VI, L.L.C.	98.99%	Member
West Historic Investors, L.L.C.	Missouri	American Investors Life Insurance Company	99.90%	Member
74th Street Venture, L.C.	Iowa	AmerUs Land Development, Inc.	50%	Managing Member
AM Guaranteed Affordable Housing Partners VI, LLC	Delaware	AmerUs Management, Inc.	0.01%	Managing Member
Falcon Ridge, L.C.	Iowa	AmerUs Land Development, Inc.	50%	Managing Member
Tenth and Cherry Associates, L.C.	Iowa	ACM Properties, Inc.	0.01%	Managing Member
Timberline Development L.C.	Iowa	AmerUs Land Development, Inc.	50%	Managing Member
A.I.A.	Iowa	AmerUs Land Development, Inc.	50%	Managing GP
Douglas Parkway Developers, L.C.	Iowa	Douglas Avenue Investors, L.C.	50%	Manager
Gra Partners II Joint Venture	Delaware	ACM Properties, Inc.	50%	JV
GrA Partners Joint Venture	Delaware	ACM Properties, Inc.	50%	JV
MSLICO Joint Venture	Iowa	ACM Properties, Inc.	66.67%	JV
60th & Vista, L.P.	Iowa	KPI Investments, Inc.	5.26%	GP
60th Street Partnership	Iowa	60th & Vista	99%	GP

     Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with the Company.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

     The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o AmerUs Group Co., 699 Walnut Street, Des Moines, Iowa 50309-3948.

Name	Office
Roger K. Brooks	Chairman of the Board of Directors and Chief Executive Officer of AmerUs Group Co.
Thomas C. Godlasky	Director and President and Chief Operating Officer of AmerUs Group Co.
Gregory D. Boal	Executive Vice President and Chief Investment Officer of AmerUs Group Co.
Brian J. Clark	Executive Vice President and Chief Product Officer of AmerUs Group Co.
Mark V. Heitz	President and Chief Executive Officer of AmerUs Annuity Group, American Investors Life Insurance Company, and Financial Benefit Life Insurance Company
Gary R. McPhail	President and Chief Executive Officer of AmerUs Life Insurance Company and Indianapolis Life Insurance Company
Melinda S. Urion	Executive Vice President and Chief Financial Officer of AmerUs Group Co.
David A. Arledge	Director of AmerUs Group Co.
Alecia A. DeCoudreaux	Director of AmerUs Group Co.
Thomas F. Gaffney	Director of AmerUs Group Co.
John W. Norris Jr.	Director of AmerUs Group Co.
Andrew J. Paine Jr.	Director of AmerUs Group Co.
Jack C. Pester	Director of AmerUs Group Co.
John A. Wing	Director of AmerUs Group Co.
Stephen Strome	Director of AmerUs Group Co.
F.A. Wittern Jr.	Director of AmerUs Group Co.
Heidi L. Steiger	Director of AmerUs Group Co.
Ward M. Klein	Director of AmerUs Group Co.

5. Principal Owners of Voting Securities

     As of November 1, 2004, to the best of the Company’s knowledge, no person beneficially owned or owned of record more than 10% of the Company’s outstanding voting securities.

UNDERWRITERS

6. Underwriters

     (a) The name and complete mailing address of each person who, within three years to the date of filing the application, acted as an underwriter of any securities of the Company which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Credit Suisse First Boston LLC, Eleven Madison Avenue, New York, New York 10010	Optionally Convertible Equity-linked Accreting Notes (OCEANsSM ) due March 6, 2032

Merrill Lynch & Co., Inc.	5,000,000 PRIDESSM (Initially Consisting of 5,000,000 Income PRIDESSM )

     (b) There is no proposed principal underwriter for the New OCEANs that are proposed to be offered in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization

     (a) The authorized and outstanding capital stock and debt securities of the Company as of November 1, 2004 were as follows:

			Amount
Title of Class	Amount Authorized		Outstanding
Common Stock, par value $0.01	230,000,000		39,175,969
Preferred Stock, par value $0.01	20,000,000		0
OCEANsSM due March 6, 2032	$185,000,000	*	$188,964,132
5,000,000 PRIDESSM	$143,750,000		$143,750,000
6.95% Senior Notes due 2005	$125,000,000		$125,000,000
AmerUs Capital I 8.85% Capital
Securities Series A due 2027	$88,660,000		$50,755,000

* original principal amount

     (b) Each share of our common stock entitles its holder to one vote per share on all matters upon which our stockholders are entitled to vote, including the election of our directors, mergers, sales of assets not in the regular course of our business, dissolution and amendments to our articles of incorporation. The shares of our common stock are subject to the relative rights, preferences, qualifications and limitations of any class or series of preferred stock.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

     The New OCEANs will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and BNY Midwest Trust Company, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

     (a) Events of Default; Withholding of Notice

     Each of the following is an “Event of Default”:

          (1) a default in the payment of any interest (including Stated Interest and Contingent Interest) upon any of the New OCEANs when due and payable, continued for a period of thirty (30) days;

          (2) a default in the payment of the Accreted Principal Amount, Deferred Interest, premium (if any), Redemption Price or Change of Control Purchase Price on any of the New OCEANs when due, including on a redemption date;

          (3) a failure to pay when due the principal of or interest on indebtedness for money borrowed by the Company, which default results in the acceleration of such indebtedness which is in an amount in excess of the Applicable Amount, and such indebtedness is not discharged, or such payment default and acceleration is not cured or rescinded within a period of thirty (30) days;

          (4) a default by the Company in the performance, or breach, of any of our other covenants or agreements in the Indenture and the New OCEANs which are not remedied by the end of a period of ninety (90) days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in original principal amount of the outstanding New OCEANs;

          (5) if the Company defaults with respect to any indebtedness for borrowed money (other than a default described in (3) above) of the Company that results in the acceleration of such indebtedness which in an amount of the Applicable Limit and such indebtedness is not discharged, or such acceleration is not rescinded, within a period of thirty (30) days; and

          (6) certain events of bankruptcy or insolvency relating to the Company as specified in the Indenture.

     If an Event of Default described in clauses (1), (2), (3), (4) or (5) occurs and is continuing, either the Trustee or the holders of at least 25% in original principal amount of the outstanding New OCEANs may declare the then Accreted Principal Amount of, and accrued interest on, all New OCEANs to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an Event of Default of the type referred to in clause (6) occurs, the Accreted Principal Amount of, and accrued interest on, the outstanding New OCEANs will automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any of the holders.

     Within ninety (90) days after a default, the Trustee must give to the registered holders of New OCEANs notice of all uncured defaults known to it, or, if later, within 15 days after it is known to the Trustee, unless such Default shall have been cured or waived before the giving of such notice. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the Accreted Principal Amount, Redemption Price, Change of Control Purchase Price, or premium, if any, or any type of interest on, any of the New OCEANs when due or in the payment of any redemption obligation.

     The holders of not less than a majority in aggregate original principal amount of the outstanding New OCEANs may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the New OCEANs unless the holders have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest when due, or the right to convert a New OCEAN in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the New OCEANs unless it complies with the conditions provided in the Indenture, including if: (i) holders of at least 25% in aggregate original principal amount of the outstanding New OCEANs have requested the Trustee to pursue the remedy and (ii) holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense.

     (b) Authentication and Delivery of New OCEANs; Use of Proceeds

     The New OCEANs to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by any officer of the Company and delivered to the Trustee.

     The Trustee will authenticate and make available for delivery New OCEANs for original issue, upon a written order or orders of the Company. Such order of the Company must specify the amount of New OCEANs to be authenticated and the date on which the original issue of New OCEANs is to be authenticated.

     The New OCEANs will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New OCEANs. The signature will be conclusive evidence that the New OCEANs have been authenticated under the Indenture.

     There will be no proceeds from the issuance of the New OCEANs because the New OCEANs are being issued in exchange for the Existing OCEANs.

     (c) Release and Substitution of Property Subject to the Lien of the Indenture

     The New OCEANs are unsecured obligations of the Company. As such, the New OCEANs are not secured by any lien on any property.

     (d) Satisfaction and Discharge of the Indenture

     The Company may terminate all of its obligations under the New OCEANs and the Indenture if all New OCEANs previously authenticated and delivered (other than destroyed, lost or stolen New OCEANs which have been replaced or paid or New OCEANs for whose payment money has been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder, or if the Company irrevocably deposits with the Trustee cash sufficient to pay all amounts due and owing on all outstanding New OCEANs, and pays all other sums payable by it hereunder.

     The Company agrees to (i) pay to the Trustee such compensation as the Company and the Trustee shall from time to time agree in writing, (ii) to reimburse the Trustee upon its request for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of the Indenture, except any such expense, disbursement or advance that may be attributable to its negligence, bad faith or willful misconduct, and (iii) to indemnify the Trustee and its agents for any and all loss, damage, claim, liability, cost or expense incurred without negligence or bad faith on its part that arises out of the acceptance or administration of the trust, or liability in connection with the exercise or performance of any of its powers or duties. These obligations of the Company will survive the discharge of the Indenture and the resignation or removal of the Trustee.

     (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

     The Company is required to deliver to the Trustee within 90 days after the end of each fiscal year of the Company, an officers’ certificate as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the officers’ certificate must describe the default or Event of Default and the efforts to remedy the same.

9. Other Obligors

     There will be no person, other than the applicant, who is an obligor upon the New OCEANs.

Contents of application for qualification. This application for qualification comprises:

     (a) Pages numbered 1 to 10, consecutively (including an attached Exhibit Index).

     (b) The statement of eligibility and qualification on Form T-1 of BNY Midwest Trust Company, the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

     (c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 12, 2004).

Exhibit T3B	Amended and Restated By-laws of the Company, in effect as of the date hereof (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 12, 2004).

Exhibit T3C*	Form of Indenture between the Company and BNY Midwest Trust Company, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular dated November 16, 2004.

Exhibit T3E-2*	Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3E-5*	Notice of Guaranteed Delivery.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AmerUs Group Co., a corporation organized and existing under the laws of the State of Iowa, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Des Moines and State of Iowa, on the 16th day of November, 2004.

(Seal)	AmerUs Group Co.

Attest: /s/ Nelda L. Davis	By: /s/ Melinda S. Urion

Name: Nelda L. Davis	Name: Melinda S. Urion
Title: Notary	Title: Executive Vice President,
Chief Financial Officer & Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 12, 2004).

Exhibit T3B	Amended and Restated By-laws of the Company, in effect as of the date hereof (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 12, 2004).

Exhibit T3C*	Form of Indenture between the Company and BNY Midwest Trust Company, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular dated November 16, 2004.

Exhibit T3E-2*	Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3E-5*	Notice of Guaranteed Delivery.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.